Exhibit 99.1

Press Release

January 8, 2026

TELUS engages TD Securities and Jefferies as financial advisors to support TELUS Health partnership and monetisation strategy

TELUS Health’s global scale and accelerating commercial momentum present compelling partnership opportunity

VANCOUVER – TELUS Corporation (“TELUS”) (TSX: T, NYSE: TU) today announced it has engaged TD Securities Inc. and Jefferies Securities, Inc. as financial advisors to assist with strategy and timeline for the monetisation of its TELUS Health business, which may include the identification and evaluation of potential strategic partnerships, including evaluation of all partnership structures. TELUS Health has reached a pivotal inflection point – it is an asset of consequence, serving more than 160 million lives across its global footprint of over 200 countries and territories, while generating year-to-date operating revenue, EBITDA and cash flow of $1.5 billion, $258 million and $99 million, respectively, as of the third quarter of 2025.

“Our engagement of TD Securities and Jefferies demonstrates progress toward executing on the commitments we have made to the investment community. We are confident that these advisors will provide the strategic expertise, business network connectivity and business acumen necessary to accelerate still further TELUS Health’s considerable development momentum,” said Darren Entwistle, President and CEO of TELUS. “TELUS Health is a world-class digital asset with roots in Canada but rapidly expanding its international presence and AI product set, capturing meaningful industry, technology and societal tailwinds to drive a compelling future growth profile for this business. Our monetisation strategy is focused on welcoming a strategic partner that will help us maximise further value creation at TELUS Health by adding complementary skills, customer reach and economic capacity to drive growth and scale.”

Darren concluded: “TELUS Health is a key near-term monetisation opportunity and but one of the levers that will support TELUS realising its deleveraging targets in the next 18 months. Indeed, TELUS is progressing ahead of plan, with 2025 net debt to adjusted EBITDA currently projected at approximately 3.4-times, as we aim to reach circa 3.3-times or lower by year-end 2026, and 3.0-times by the end of 2027. The TELUS Health monetisation strategy is part of our disciplined capital allocation framework and long-term orientation that has consistently defined TELUS’ approach to value creation for the benefit of the many stakeholders we serve.”

The engagement of financial advisors for TELUS Health is fully aligned with TELUS’ previously communicated deleveraging strategy, including systematic removal of the discounted DRIP, and strong free cash flow outlook, targeting a minimum 10 per cent compounded annual growth rate through 2028, with TELUS’ strong operational and financial performance further supported in the near term by a portfolio of monetisation opportunities.

Forward-Looking Statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, including the statements in this release regarding our TELUS Health monetisation strategy and potential partnerships involving TELUS Health, our deleveraging plan and expected reduction of our net debt to EBITDA leverage ratio, the planned step down of the discount from our dividend reinvestment plan, and our targets for free cash flow growth. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Disclosure regarding our financial targets is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected financial results in future years as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. These statements are subject to risks and uncertainties and are made based on our current assumptions, including assumptions about future economic conditions and courses of action. There can be no assurance that any process initiated by TELUS regarding TELUS Health will result in a transaction, that any transaction will be consummated, or that TELUS will realize any or all of the expected benefits from such transaction. Any transaction will be subject to approval by our board of directors. Accordingly, this news release is subject to the disclaimer and the qualifications and should be read together with the risk factors and assumptions set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our third quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to more than 1,600 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs, including 2.4 million days of service—earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Contact Information:

TELUS Investor Relations
Ian McMillan
ir@telus.com

TELUS Media Relations
Steve Beisswanger
steve.beisswanger@telus.com

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